

October 17, 2011

Via E-mail
Timothy Carnahan
President
CYIOS Corporation
1300 Pennsylvania Avenue, Ste 700
Washington, DC 20004

> **Re:** **CYIOS Corporation**
> **Form 10-K/A for Fiscal Year Ended December 31, 2010**
> **Filed October 5, 2011**
> **File No. 001-35118**

Dear Mr. Carnahan:

We have reviewed your filing and have the following comments. You should comply with the comments in all future filings, as applicable. Please confirm in writing that you will do so and also explain to us in sufficient detail for an understanding of the disclosure how you intend to comply by providing us with your proposed revisions.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

1. We note your response to comment three in our letter dated September 27, 2011. Please provide us with you analysis for why you do not consider changes in the spending policies of the U.S. government, such as potential decreases in the budgets of federal agencies, including the Department of Defense, or delays in the passage of the U.S. government budget to be uncertainties that are reasonably likely to have a material impact on your liquidity or results of operations.

2. We note your response to comment four in our letter dated September 27, 2011. The revised disclosure that you have not yet begun offering CYIPRO and have not generated any revenue from CYPIRO does not support the statement that you are "a leading systems integrator and knowledge management solutions provider." Please revise.

Item 9A. Controls and Procedures, page 7

3. We note your revisions in response to comment 11 in our letter dated September 27,
    2011. Please revise your disclosure in the last sentence in the fourth paragraph to
    disclose, if true, that your chief executive officer and your chief financial officer
    concluded that your disclosure controls and procedures were effective *at the reasonable
    assurance level*. Please see Section II.F.4 of SEC Release No. 33-8238 available on our
    website at this link: http://www.sec.gov/rules/final/33-8238.htm.

Signatures

4. We note your response to comment 17 in our letter dated September 27, 2011. Please
    disclose, if correct, that Mr. Carnahan also signed your annual report in his capacity as
    your controller or principal accounting officer. See General Instruction D(2) of Form 10-
    K.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    Please contact Charles Lee at (202) 551-3427, Catherine Brown at (202) 551-3513 or me
at (202) 551-3720 with any questions.

                                        Sincerely,

                                        /s/ Catherine T. Brown for

                                        Mara L. Ransom
                                        Assistant Director